Contact

www.linkedin.com/in/samvel-hakobyan-591786161 (LinkedIn)

Top Skills

Go-to-Market Strategy

Leadership

Sales

Samvel Hakobyan

CEO @ Franzese Wine | Business Development, Online Marketing

Sacramento, California, United States

Summary

I lead two innovative and successful businesses that offer digital marketing and branding solutions to my clients: Franzese Wine and Emit Solutions. With my expertise in online marketing, I leverage social media platforms, Google SEO and AdWords, content creation, and Facebook target marketing to generate high-potential leads and expand market reach for my businesses and clients.

I also have over nine years of experience as a franchise owner of Papa John's International, where I have developed strong skills in team building, business development, and customer service. I am always learning and reading books to improve my knowledge and leadership abilities. I am inspired by the transformational story of Michael Franzese, the former mafia boss who became a global Christian and inspirational speaker, and who is the founder of Franzese Wine. My goal is to share his message and vision with the world through our products.

Experience

Franzese Wine

Chief Executive Officer

March 2022 - Present (1 year 10 months)

California, United States

Franzese Wine is a taste of Transformation inspired by the life of Michael Franzese, who is the former mafia boss of the Colombo Crime Family. He transformed his life and is now a global renown Christian and Inspirational speaker impacting millions of lives. Our wine also takes you to the other side of the world where the first vineyards were ever discovered. In other words, we allow you to get a taste of the other side;)

Emit Solutions

CEO

October 2018 - Present (5 years 3 months)

Folsom, CA

Emit Solutions is the new way of Marketing and Spreading Brand Awareness through:
- Social Media Platforms
- Google Search Engine Optimization
- Content Creation
- FaceBook Target Marketing
- Google AdWords
- Much Much More to Generate High Potential Clients to Keep Your Business Expanding

Papa John's International
Franchise Owner
April 2014 - Present (9 years 9 months)
Sacramento, California Area

Cobex Construction Group inc
Project Consultant
August 2018 - October 2018 (3 months)
Roseville, CA

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